Exhibit 99.2

Bookham Technology plc
22 October 2003

Oxfordshire, UK—22 October 2003: Bookham Technology plc announces that on 22 October 2003 it received notification from Aviva plc (formerly CGNU plc) ("Aviva") that, following a sale of 1,232,368 ordinary shares in the Company on 21 October, its subsidiary Morley Fund Management Limited is now interested in 31,443,066 ordinary shares, representing approximately 14.55% of the current issued share capital of the Company, including a material interest in 19,096,513 shares (8.84%). Aviva has the same interest.